

Mail Stop 7010

October 17, 2007

Ms. M. Patricia Kane
Chief Financial Officer
Terra Nova Financial Group, Inc.
100 South Wacker Drive
Suite 1550
Chicago, IL 60606

>   **RE: Form 10-KSB for the fiscal year ended December 31, 2006**
>   **Forms 10-QSB for the periods ended March 31, 2007 and June 30, 2007**
>   **File No. 0-24057**

Dear Ms. Kane:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Balance Sheets, page F-3

2. We have reviewed your response to prior comment 5. We note that your contracts provide you with the choice of net-cash settlement or settlement in shares. However, it is unclear how you have met all conditions for equity classification. As such, please provide us with your analysis as to why you believe you meet each of the conditions set forth in paragraphs 12-32 of EITF 00-19.

FORMS 8-K FILED MAY 16, 2007 AND AUGUST 15, 2007

3. We have reviewed your response to prior comment 11. Please retitle what you currently call EBITDA to adjusted EBITDA, since you are including stock-based compensation in this measure. See Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Ms. M. Patricia Kane
Terra Nova Financial Group, Inc.
October 17, 2007
Page 3 of 3

       If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief